3/21

06012732

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AES Tietê S.A.

*CURRENT ADDRESS 158 Rua Lourenço Marques
2° andar
São Paolo, Postal Code (CEP) 04547-100
Brazil

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 21 2006
THOMSON
FINANCIAL

FILE NO. 82- 4978 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY:
DAT : 4/20/06

82-4978

ABL
16/03/04 - 12:16

DELOITTE TOUCHE TOHMATSU
#12370047
N0018.DOC
N0018.XLS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ARLS
12-31-03

AES Tietê S.A.

Financial Statements for the Years Ended December 31, 2003 and 2002 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Management of
AES Tietê S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of AES Tietê S.A. and subsidiary as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiary, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial positions of AES Tietê S.A. and subsidiary (Company and consolidated) as of December 31, 2003 and 2002, and the results of their operations, the changes in stockholders' equity (Company), and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4. The statements of cash flows and value added (Company) for the years ended December 31, 2003 and 2002, included in note 25 to the financial statements, are supplementary information and are presented in order to provide additional analysis and are not required as part of the basic financial statements. This information was audited by us in accordance with the procedures referred to in paragraph 2 and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

5. As mentioned in note 23 to the financial statements, the Company, during the course of 2002 and the first half of 2003, adjusted the amounts related to sales and purchases of energy, made within the Spot Market (MAE), recorded in the period from September 1, 2000 to December 31, 2002. After these adjustments, these amounts totaled R$ 49,573,000 (sales) and R$ 281,549,000 (purchases), of which a net amount of R$ 111,546,000 (amount paid) was settled through December 31, 2003. These amounts were recorded based on data prepared and disclosed by MAE and may be subject to changes that may arise from the outcome of legal action filed by certain energy sector companies regarding the interpretation of market rules then prevailing.

   The Company entered into agreements with most of its creditors for payment of the remaining liabilities. The renegotiated amount was R$ 116,273,000, representing 96.5% of the total debt of R$ 120,430,000.

6. As of December 31, 2003, the Company has a loan recorded in current and noncurrent assets to AES Tietê Empreendimentos S.A. (Company's principal stockholder) in the amounts of R$ 32,768,000 and R$ 19,132,000, respectively. The details of the transaction, payment conditions and the guarantee offered by the debtor are described in note 8.c to the financial statements.

7. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 31, 2004

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Iara Pasian
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

AES TIETÊ S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

ASSETS	Company 2003 R$	Company 2002 R$	Consolidated 2003 R$	Consolidated 2002 R$
CURRENT ASSETS				
Cash and banks	559	2,719	560	2,724
Temporary cash investments	265,624	69,840	265,745	69,950
Receivables from distributors	105,420	126,358	105,420	126,443
Receivables from related parties	94,917	27,453	94,917	27,453
Deferred income and other taxes	62,588	28,211	62,592	28,211
Recoverable taxes	29,922	25,468	29,922	25,468
Inventories	957	1,138	957	1,138
Other receivables and credits	6,776	6,543	6,865	6,553
Prepaid expenses	1,509	97	1,509	97
Total current assets	568,272	287,827	568,487	288,037
NONCURRENT ASSETS				
Receivables from distributors	86,617	130,082	86,617	130,082
Receivables from related parties	19,132	67,628	19,132	67,628
Deferred income and other taxes	53,843	123,852	53,843	123,852
Recoverable taxes	153,371	184,066	153,371	184,066
Escrow deposits	3,985	21,882	3,985	21,882
Other receivables and credits	578	1,006	1,192	6,570
Total noncurrent assets	317,526	528,516	318,140	534,080
PERMANENT ASSETS				
Investments	8,199	8,714	1,520	1,798
Property, plant and equipment - net	1,323,352	1,401,603	1,328,031	1,401,606
Deferred charges	19,563	16,370	20,793	17,595
Total permanent assets	1,351,114	1,426,687	1,350,344	1,420,999
TOTAL ASSETS	2,236,912	2,243,030	2,236,971	2,243,116

LIABILITIES AND STOCKHOLDERS' EQUITY	Company 2003 R$	Company 2002 R$	Consolidated 2003 R$	Consolidated 2002 R$
CURRENT LIABILITIES				
Accounts payable	45,830	268,626	45,837	268,629
Accrued payroll	391	578	400	578
Income and other taxes	5,291	4,747	5,293	4,757
Fundação Cesp	5,230	4,932	5,230	4,932
Loans and financing	99,774	76,912	99,774	76,912
Accrued charges on debt	6,080	4,905	6,080	4,905
Accrued liabilities	4,752	2,874	4,793	2,916
Provision for contingencies and litigation	19,278	15,590	19,278	15,590
Dividends	87,668	163	87,668	163
Regulatory charges payable	6,376	4,777	6,376	4,777
Total current liabilities	280,670	384,104	280,729	384,159
LONG-TERM LIABILITIES				
Accounts payable	89,319	-	89,319	-
Loans and financing	1,382,908	1,364,249	1,382,908	1,364,280
Fundação Cesp	25,850	27,428	25,850	27,428
Provision for contingencies and litigation	12,829	33,276	12,829	33,276
Accrued liabilities	1,594	-	1,594	-
Total long-term liabilities	1,512,500	1,424,953	1,512,500	1,424,984
STOCKHOLDERS' EQUITY				
Capital stock	147,416	147,416	147,416	147,416
Capital reserves	286,557	286,557	286,557	286,557
Income reserve - legal	9,769	-	9,769	-
Total stockholders' equity	443,742	433,973	443,742	433,973
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	2,236,912	2,243,030	2,236,971	2,243,116

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

AES TIETÊ S.A.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated	
	2003 R$	2002 R$	2003 R$	2002 R$
GROSS REVENUES				
Supply of electric power	813,673	594,435	813,850	595,248
Other revenues	1,636	837	1,636	837
Total operating revenues	815,309	595,272	815,486	596,085
TAXES ON REVENUES (PIS AND COFINS)	(36,467)	(25,967)	(36,494)	(25,997)
NET REVENUES	778,842	569,305	778,992	570,088
OPERATING EXPENSES				
Personnel	(25,003)	(17,520)	(25,421)	(17,808)
Material	(2,124)	(2,457)	(2,150)	(2,457)
Outsourced services	(17,293)	(20,343)	(17,561)	(20,404)
Compensation for use of water resources	(32,438)	(24,183)	(32,438)	(24,183)
Electricity purchased for resale, transmission charges and free energy	(58,124)	(43,502)	(57,951)	(43,502)
Depreciation and amortization	(64,117)	(63,154)	(64,193)	(63,285)
Operating provisions	(2,200)	(592)	(2,200)	(592)
Equity in subsidiary	(510)	(174)	-	-
Inspection fees	(4,125)	(3,455)	(4,125)	(3,455)
Insurance	(3,142)	(1,458)	(3,142)	(1,458)
Other expenses	(22,195)	(16,965)	(22,246)	(17,132)
Total operating expenses	(231,271)	(193,803)	(231,427)	(194,276)
INCOME FROM SERVICE	547,571	375,502	547,565	375,812
FINANCIAL INCOME (EXPENSE)				
Financial income	16,032	45,702	16,048	45,706
Financial expense	(142,188)	(131,150)	(142,198)	(131,159)
Monetary/exchange variations - net	(125,005)	(294,445)	(125,005)	(294,445)
Total	(251,161)	(379,893)	(251,155)	(379,898)
INCOME (LOSS) FROM OPERATIONS	296,410	(4,391)	296,410	(4,086)
NONOPERATING INCOME (EXPENSE)				
Income	403	672	403	672
Expense	(24,092)	(103)	(24,092)	(388)
Total	(23,689)	569	(23,689)	284
INCOME (LOSS) BEFORE TAXES	272,721	(3,822)	272,721	(3,802)
INCOME TAXES				
Social contribution tax	(6,317)	-	(6,317)	-
Income tax	(18,933)	-	(18,933)	-
Deferred social contribution tax	(14,199)	344	(14,199)	335
Deferred income tax	(37,901)	956	(37,901)	945
Total	(77,350)	1,300	(77,350)	1,280
NET INCOME (LOSS) FOR THE YEAR	195,371	(2,522)	195,371	(2,522)
EARNINGS (LOSS) PER THOUSAND SHARES - R$	2.09	(0.03)	2.09	(0.03)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

AES TIETÊ S.A.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Capital stock R$	Capital reserves R$	Income reserve - Legal R$	Retained earnings (accumulated deficit) R$	Total R$
BALANCES AS OF DECEMBER 31, 2001	100,001	561,803	4,141	(4,450)	661,495
Capitalization of reserves - Extraordinary Stockholders' Meeting on 4/15/02	207,415	(207,415)	-	-	-
Capital reduction - Extraordinary Stockholders' Meeting on 4/15/02	(160,000)	-	-	-	(160,000)
Loss for the year	-	-	-	(2,522)	(2,522)
Interest on capital	-	-	-	(24,000)	(24,000)
Dividends paid	-	-	-	(41,000)	(41,000)
Offset of accumulated deficit	-	(67,831)	(4,141)	71,972	-
BALANCES AS OF DECEMBER 31, 2002	147,416	286,557	-	-	433,973
Net income for the year	-	-	-	195,371	195,371
Legal reserve	-	-	9,769	(9,769)	-
Dividends paid - Board of Directors' Meeting on 8/12/03	-	-	-	(13,166)	(13,166)
Dividends paid - Board of Directors' Meeting on 10/24/03	-	-	-	(39,501)	(39,501)
Interest on capital - Board of Directors' Meeting on 11/28/03	-	-	-	(45,500)	(45,500)
Dividends proposed by management	-	-	-	(87,435)	(87,435)
BALANCES AS OF DECEMBER 31, 2003	147,416	286,557	9,769	-	443,742

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

AES TIETÊ S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2003	2002	2003	2002
	R$	R$	R$	R$
SOURCE OF FUNDS				
From operations:				
Net income (loss) for the year	195,371	(2,522)	195,371	(2,522)
Depreciation and amortization	64,117	63,154	64,193	63,285
Long-term monetary variations	109,386	292,877	109,386	292,877
Provision for contingencies and litigation	2,631	1,688	2,631	1,688
Sale of assets and rights	23,583	195	23,583	195
Deferred income and other taxes - noncurrent	25,859	4,280	25,859	4,280
Provision for loss on purchase of energy from Itaipu	-	8,503	-	8,503
Actuarial plan surplus	-	(3,923)	-	(3,923)
Equity in subsidiary	510	174	-	-
Total from operations	421,457	364,426	421,023	364,383
From third parties:				
Increase in loans and financing	-	-	-	31
Increase in accrued liabilities	1,594	-	1,594	-
Collection of receivables from related parties, net	34,300	-	34,300	-
Decrease in other receivables and credits	428	-	428	-
Transfer from current to long-term liabilities	89,319	-	89,319	-
Transfer from noncurrent to current assets	151,078	-	151,276	-
Total sources	698,176	364,426	697,940	364,414
USE OF FUNDS				
Related parties	3,006	67,628	3,006	67,628
Escrow deposits	1,621	6,671	1,621	6,671
Increase in other receivables and credits	-	1,006	-	6,570
Increase in investments	273	6,490	-	-
Additions to property, plant and equipment	8,923	24,888	8,923	24,891
Increase in deferred charges	3,441	4,282	3,445	5,638
Advance for future capital increase	-	600	-	-
Capital reduction - Extraordinary Stockholders' Meeting on 4/15/02	-	160,000	-	160,000
Dividends paid	52,667	41,000	52,667	41,000
Proposed dividends	87,435	-	87,435	-
Interest on capital	45,500	24,000	45,500	24,000
Increase in noncurrent assets	-	25,389	-	25,389
Transfer from long-term to current liabilities	111,431	101,142	111,463	101,142
Total uses	314,297	463,096	314,060	462,929
INCREASE (DECREASE) IN WORKING CAPITAL	383,879	(98,670)	383,880	(98,515)
REPRESENTED BY				
Current assets:				
Beginning of year	287,827	382,398	288,037	382,398
End of year	568,272	287,827	568,487	288,037
	280,445	(94,571)	280,450	(94,361)
Current liabilities:				
Beginning of year	384,104	380,005	384,159	380,005
End of year	280,670	384,104	280,729	384,159
	(103,434)	4,099	(103,430)	4,154
INCREASE (DECREASE) IN WORKING CAPITAL	383,879	(98,670)	383,880	(98,515)

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1. COMPANY'S OPERATIONS

AES Tietê S.A. (the "Company" or "Tietê"), a publicly-traded company, has a concession to generate and sell electric energy as an independent power producer (IPP). The National Electric Energy Agency (ANEEL), linked to the Ministry of Mines and Energy, regulates its activities. The concession agreement was executed on December 20, 1999 and is effective for a period of 30 years.

As set forth in the Privatization Public Notice, the holder of the Company's control is jointly and severally obligated, with the Company, irretractably and irrevocably, to expand the installed capacity of its generation system by at least 15%, over a period of eight years, as of the signing of the Concession Agreement. Expansion must be through the implementation of new projects in the State of São Paulo that increase the Company's own installed capacity, or through the contracting of third-party power from new projects built in the State of São Paulo, for a period longer than five years and respecting regulatory restrictions.

The Company commenced operations on April 1, 1999 after the Cesp spin-off.

Tietê's electric utility generating structure is composed of the following power plants:

Power plant	Year of completion	Number of turbines	Installed capacity MW (*)	Guaranteed energy average MW (*)
Barra Bonita	1964	4	141	42
Bariri	1969	3	143	63
Ibitinga	1969	3	132	73
Promissão	1977	3	264	97
Nova Avanhandava	1985	3	347	139
Água Vermelha	1979	6	1,396	836
Caconde	1966	2	80	36
Euclides da Cunha	1960	4	109	52
Limoeiro	1958	2	32	15
Mogi-Guaçu	1994	2	7	4
Total		32	2,651	1,357

(*) Unaudited

2. CORPORATE RESTRUCTURING - AES GROUP IN BRAZIL

AES Corporation and the BNDES System, comprised of the National Economic and Social Development Bank (BNDES) and BNDES Participações S.A., signed, on September 8, 2003, a Memorandum of Understanding (MOU) for restructuring the debt originating from the purchase of Eletropaulo's common and preferred shares, presently held by AES Elpa S.A. and AES Transgás Empreendimentos S.A.

The implementation of the restructuring provided for in the MOU was concluded on December 22, 2003 with the signature, by AES, certain of its subsidiaries and the BNDES, of agreements and corporate instruments whose terms and conditions are irrevocable and unrescindable.

The definitive documents, in summary, resulted in the following:

(i) Creation of a new company, Brasiliana Energia S.A. (Brasiliana) (previously named Tours Holdings S.A.), a corporation established to hold and exercise, directly or indirectly, ownership control over the following operating companies: AES Tietê, Eletropaulo and AES Uruguaiana, and to assume the entire debt of AES Transgás and AES Elpa with the BNDES System.

AES and the BNDES System subscribed to the total capital of Brasiliana, in the proportion of 50.01% of voting capital and 46.15% of total capital by AES, paid up through the contribution by AES of its indirect equity interest in the aforementioned companies, and 49.99% of the voting capital and 53.84% of the total capital by the BNDES System, paid up through the conversion of part of the credits that the BNDES System had with AES Elpa and AES Transgás.

(ii) Issue, by Brasiliana, of debentures convertible into common shares with collateral represented by shares owned by Brasiliana in the capital of the following companies: Eletropaulo, AES Elpa, AES Transgás, AES Uruguaiana Inc., Uruguaiana and Energia Paulista. The amount of the issue in Brazilian reais is equal to US$ 510,000,000 (R$ 1,473,492 as of December 31, 2003), fully subscribed by the BNDES System and paid up with its remaining credits with AES Elpa and AES Transgás.

In addition, AES and the BNDES System signed a stockholders' agreement regulating the exercise of voting rights and reciprocal restrictions on transfers of their shares in Brasiliana, as well as rules for the management of Brasiliana's subsidiaries.

The regulatory bodies, ANEEL and the Central Bank of Brazil, analyzed and approved this operation in the aspects under their respective responsibilities.

3. FINANCIAL-ECONOMIC ANALYSIS

a) Global information

The Company's revenue is derived principally from sales of electric energy to distributors and dealers. In 2003, the Company sold 11,056,980 MWh (unaudited) to distribution companies, generating gross revenue of R$ 813,673 - Company, and R$ 813,850 - consolidated (see note 18).

The Company employs 245 people (unaudited) and in 2003 spent R$ 25,003 (R$ 25,421 - consolidated) on salaries and related taxes, benefits, pension plans and other.

In 2003, operating expenses increased 19.33% - Company (19.12% - consolidated) when compared to 2002; and income from service increased 45.82% - Company (45.70% - consolidated) versus 2002. The increase in operating expenses is primarily due to the introduction, by ANEEL, of a new transmission charge called Use of Transmission System Agreement (CUST), and increases in personnel expenses, free energy and other.

In 2003, financial income decreased 64.92% - Company (64.89% - consolidated) when compared to 2002, while financial expenses and monetary/exchange variations decreased 37.22% - Company and consolidated, in the same period, primarily due to the decrease in 2003 in the variation of the General Market Price Index (IGP-M), which is the index used for adjusting financing from Centrais Elétricas Brasileiras - Eletrobrás.

b) Investments (unaudited)

Continuing to focus on its electric generation activity, Tietê is performing a feasibility study for plant modernization and production capacity expansion by constructing thermoelectric plants and small hydroelectric plants.

Generating energy without causing damage to the environment is among the values of the Company which is developing reforestation and fish farming programs, as well as internal and external programs towards preservation of the environment.

c) Indebtedness level

The Company entered into a loan agreement with Centrais Elétricas Brasileiras - Eletrobrás for debt arising from the purchase of energy from Itaipu/Furnas. The balance is adjusted by the change in the IGP-M plus interest of 10% per year, amortized on a monthly basis, with final maturity on May 15, 2013 (see note 14).

As stated in note 21, the Company also has two loans with Fundação Cesp (pension entity responsible for managing the benefit plan). One loan refers to reserve retentions and is due on November 30, 2005, subject to the higher of the change in the actuarial cost of the Supplementary Retirement Plan or in the interest reference index (TR) plus interest of 8% per year.

The other loan refers to a debt acknowledgment agreement to finance the actuarial deficit of the Settled Proportional Supplementary Benefit (BSPS), with final maturity on November 30, 2017. The balance of this loan is subject to the higher of the actuarial cost variation or the general price index (IGP-DI) plus interest of 6% per year.

d) Operating efficiencies

The following table shows comparatively the failure and availability indices (%) of the power plants in the last two years:

Power plant	(1) Failure index (%)		(2) Availability index (%)	
	2003 (*)	2002 (*)	2003 (*)	2002 (*)
Barra Bonita	-	1.23	96.40	97.26
Bariri	3.98	2.96	90.72	72.89
Ibitinga	0.90	1.67	96.99	93.59
Promissão	1.40	1.85	95.50	94.53
Nova Avanhandava	0.90	4.26	96.85	90.37
Água Vermelha	1.78	1.04	97.80	97.97
Caconde	1.31	-	95.03	90.56
Euclides da Cunha	4.76	0.69	89.29	85.54
Limoeiro	2.00	2.50	94.06	96.74

(1) This index is defined as (Σ failure * 8760)/(number of working hours).

(2) This index is defined as (number of power plants * 8760 (-) number of preventive maintenance hours/year (-) number of forced maintenance hours/year)/8760 * 100.

(*) Unaudited.

e) Environment

On December 30, 2002, the Company signed a Commitment Agreement with the Brazilian Institute of Environment and Renewable Natural Resources (IBAMA), in order to meet the environmental obligations required to obtain the license of the eight hydroelectric plants operated by the Company.

This agreement establishes an investment in an amount of R$ 4,402, to be made by the Company over three years in identification and regularization of land, operation plan and acquisition of operational equipment. The Company is in discussions with IBAMA to obtain the related instructions and invest the funds.

4. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements of the Company and its subsidiary are prepared in accordance with Brazilian accounting practices which comprise those established by Brazilian corporate law, supplementary regulations of the CVM (Brazilian Securities Commission), and rules established by the concession grantor for electric energy utility concessionaires.

After the acquisition of AES Minas PCH Ltda. in 2002, the Company also prepares consolidated financial statements which include the accounts of this subsidiary. The principal criteria in consolidation are:

- Elimination of intercompany balances and transactions.
- Elimination of the Company's interest in the subsidiary's equity and results of operations.

5. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Specific utility accounting practices

Financial charges and inflation effects - in accordance with the provisions set forth in Accounting Instruction No. 6.3.10 of the accounting manual for electric energy utilities, interest and other financial charges, including the effects of monetary and exchange variations, related to third-party loans and financing applied to construction-in-progress, are capitalized as cost of the related construction project in progress.

Indirect costs of construction-in-progress - a portion of central management expenses is allocated to construction-in-progress on a monthly basis. This allocation is recorded on a monthly basis based on the costs of direct personnel and outsourced labor related to projects in progress.

Recording of electric energy purchase and sale transactions on the spot market (MAE) - Purchases and sales are recorded on the accrual basis based on the information provided by the spot market services administrator (MAE). For the months in which such information is not provided by MAE on a timely basis, the amounts are estimated by management, based on information available in the market.

b) General accounting practices

Temporary cash investments - stated at cost plus income earned through the balance sheet date, not in excess of market value.

Receivables from distributors - include billed amounts related to electricity supplied and spot market energy (free energy), in accordance with Law No. 10.428, of April 26, 2002, and spot-market energy current receivables, recorded on the accrual basis.

Allowance for doubtful accounts - recognized at an amount considered sufficient to cover losses on the realization of accounts receivable.

Inventories - stated at average cost. Materials for construction are classified as construction-in-progress.

Investment - in the subsidiary is accounted for under the equity method.

Property, plant and equipment - carried at acquisition or construction cost. Depreciation is computed using the straight-line method by asset category at the following annual rates: generation system assets - 2.0% to 8.3%, furniture and fixtures - 10%, and vehicles - 20%.

Loans and financing - monetarily adjusted through the balance sheet date at the index stipulated by each contract. Monetary variations, interest and other charges are allocated to financial expenses.

Provision for contingencies and litigation - recognized based on the risk assessment of the legal actions pending against the Company, supported by reports prepared by the Company's legal counsel.

Supplementary retirement and pension plan - costs, contributions and the actuarial liability are determined, as of the balance sheet date, by independent actuaries, following the criteria established by CVM Resolution No. 371, applicable starting December 31, 2001.

Income and social contribution taxes - calculated based on adjusted taxable income. Tax loss carryforwards can be offset up to an annual limit of 30% of taxable income. The Company recognizes tax credits on tax loss carryforwards and temporarily nondeductible provisions.

Earnings (loss) and dividends per share - calculated based on the number of shares outstanding at the balance sheet date.

c) Reclassification

Certain reclassifications have been made to the financial statements for the year ended December 31, 2002 to conform to the December 31, 2003 presentation.

6. TEMPORARY CASH INVESTMENTS - COMPANY AND CONSOLIDATED

As of December 31, 2003, temporary cash investments, Company and consolidated, are represented by short-term applications (maturities less than 90 days and daily liquidity); 57% earn approximately 100.50% of interbank deposit rates (CDI) and 43% earn the average U.S. dollar exchange rate change.

7. RECEIVABLES FROM DISTRIBUTORS

	Company		Consolidated	
	2003	2002	2003	2002
	R$	R$	R$	R$
Initial contracts: (a)				
Elektro Eletricidade e Serviços S.A.	11,274	11,929	11,274	11,929
Bandeirante Energia S.A.	7,276	8,697	7,276	8,697
Companhia Piratininga de Força e Luz	9,118	8,136	9,118	8,136
Companhia Paulista de Força e Luz	15,827	14,578	15,827	14,578
Empresa Elétrica Bragantina S.A.	2,342	15,486	2,342	15,486
Companhia Nacional de Energia Elétrica S.A.	3,984	12,072	3,984	12,072
Companhia Energética de Minas Gerais	-	-	-	85
Subtotal	49,821	70,898	49,821	70,983
Spot market: (b)				
Furnas Centrais Elétricas S.A.	8,196	14,976	8,196	14,976
Gerasul Centrais Geradoras do Sul do Brasil	-	34	-	34
Centrais Elétricas de Santa Catarina S.A.	-	500	-	500
Centrais Elétricas de Alagoas	-	1	-	1
Centrais Elétricas de Goiás	200	205	200	205
Other	2,975	386	2,975	386
Subtotal	11,371	16,102	11,371	16,102
Reduction factor adjustment (c)	-	15,901	-	15,901
Free energy - current portion (d)	44,228	23,457	44,228	23,457
Total	105,420	126,358	105,420	126,443
Free energy - noncurrent portion (d)	86,617	130,082	86,617	130,082

(a) Initial contract volumes and tariffs are determined and authorized by ANEEL.

(b) Spot market accounts receivable include amounts billed to distributors:

- Spot market receivables from Furnas Centrais Elétricas S.A. relate to the delay in starting up the operations of the Angra II Nuclear Power Plant. On July 17, 2003, the Company signed an agreement to schedule receipt of the credit which will be paid in 12 consecutive monthly installments, adjusted by the IGP-M plus interest of 1% per month.

- Spot market accounts receivable balances will be offset against the spot market accounts payable balances (see note 13), on the date scheduled to liquidate spot market transactions as determined by MAE.

(c) The Company, based on a letter received from the Brazilian Association of Electric Power Generators (ABRAGE), decided on September 1, 2003 to reverse the accounts receivable regarding the reduction factor, against the allowance for loss recognized for this amount, due to the denial of requests for review of the aforementioned reduction factor.

(d) Collection of accounts receivable from distributors related to the reimbursement of free energy will occur proportionally to the collection by these companies of the extraordinary tariff increase granted to provide funds to reimburse free energy. This began in February 2003 and the Company had received R$ 9,190 as of December 31, 2003. Starting January 2004, these free energy reimbursement amounts can be offset against the free energy recorded in accounts payable, for distributors that entered into agreements with the Company (note 27.c.).

8. RELATED-PARTY TRANSACTIONS

Refer to the supply of electric energy to the following companies and an intercompany loan to a shareholder:

	Company		Consolidated	
	2003	2002	2003	2002
	R$	R$	R$	R$
Current assets:				
Receivables from related parties:				
Eletropaulo Metropolitana:				
Initial contract (a)	25,806	27,449	25,806	27,449
Bilateral contract (b)	32,959	-	32,959	-
Free energy	3,380	-	3,380	-
Subtotal	62,145	27,449	62,145	27,449
AES Sul:				
Spot market	4	4	4	4
Other:				
AES Tietê Empreendimentos S.A. (c)	32,768	-	32,768	-
Total	94,917	27,453	94,917	27,453
Noncurrent assets:				
Related parties:				
AES Tietê Empreendimentos S.A. (c)	19,132	67,628	19,132	67,628
Current liabilities:				
Accounts payable:				
Eletropaulo Metropolitana:				
Free energy	4,845	-	4,845	-
Transactions:				
Operating income:				
Eletropaulo Metropolitana:				
Initial contract (a)	182,105	206,817	182,105	206,817
Bilateral contract (b)	263,717	-	263,717	-
Total	445,822	206,817	445,822	206,817
Operating expense:				
AES Minas PCH Ltda.	173	-	-	-
Financial income:				
Eletropaulo Metropolitana	-	125	-	125
AES Tietê Empreendimentos S.A. (c)	15,569	624	15,569	624
Total	15,569	749	15,569	749

(a) Initial contract volumes and tariffs (sales and purchases) of electric energy are determined and authorized by ANEEL.

(b) In December 2000, the Company signed an agreement to sell electric energy to Eletropaulo Metropolitana Eletricidade de São Paulo S.A. (Eletropaulo), for a 15-year period, in order to sell the reduction of 25% per year in the Company's initial contract volumes, beginning in 2003. For 2003, the average volume under the referred agreement is 315 MW and the price, as of December 31, 2003, is R$ 107.28/MWh. This contract was approved by ANEEL.

(c) Intercompany loan to AES Tietê Empreendimentos S.A. (holder of 38.68% of Tietê's shares) is adjusted based on 100% of the CDI, and had an original maturity date in December 2003, due in six monthly installments. This intercompany loan contract was approved by ANEEL, and any amendment or extension in payment terms is to be submitted for the prior approval of ANEEL. On July 14, 2003, an amendment to the loan agreement was signed, postponing the maturity date for a period of two years, strengthening guarantees and determining fines for delay of payment. In accordance with this amendment, dividends, interest on capital or any other stockholder remuneration payable by the Company to AES Tietê S.A. will guarantee this intercompany loan. The Company is authorized to withhold any amounts payable to AES Tietê Empreendimentos S.A. until the final settlement of the intercompany loan. In 2003, AES Tietê S.A. withheld R$ 34,300, of which R$ 19,777 was for payment of dividends and R$ 14,523 for payment of interest on capital.

9. INCOME AND OTHER TAXES

	Company and consolidated			
	Asset		Liability	
	2003 R$	2002 R$	2003 R$	2002 R$
Current:				
Income and social contribution taxes - tax loss carryforwards	46,043	-	-	-
Deferred income and social contribution taxes - temporary differences	3,408	5,301	-	-
Recoverable income and social contribution taxes	12,823	21,781	-	-
PIS/COFINS (taxes on revenue)	-	-	5,291	4,747
Other	314	1,129	-	-
Total - Company	62,588	28,211	5,291	4,747
AES Minas PCH Ltda.	4	-	2	10
Total - consolidated	62,592	28,211	5,293	4,757
Noncurrent:				
Income and social contribution taxes - tax loss carryforwards	49,481	112,545	-	-
Deferred income and social contribution taxes - temporary differences	4,362	11,307	-	-
Total - Company and consolidated	53,843	123,852	-	-

a) Deferred taxes relate to tax credits that can be offset against future taxable income, calculated on temporarily nondeductible provisions and tax loss carryforwards. As of December 31, deferred taxes by source are as follows:

	Company and consolidated	
	2003	2002
Asset	R$	R$
Current:		
Social contribution tax loss carryforwards	12,188	-
Income tax loss carryforwards	33,855	-
Provision for loss on purchase of energy from Itaipu	2,567	5,301
Accrual for profit sharing	610	-
Accrual for research and development	231	-
Total current assets	49,451	5,301
Noncurrent:		
Provision for tax contingencies	1,068	7,479
Provision for labor contingencies	2,627	1,957
Provision for loss on purchase of energy from Itaipu	667	1,871
Social contribution tax loss carryforwards	13,928	31,030
Income tax loss carryforwards	35,553	81,515
Total noncurrent assets	53,843	123,852
Total	103,294	129,153

b) The Company's recoverability estimate for deferred tax benefits on tax loss carryforwards and recoverable taxes is based on estimates of future taxable income, as follows:

	Company - 2003		
	Deferred income and social contribution taxes	Recoverable income and social contribution taxes	Total
	R$	R$ (*)	R$
2004	46,880	29,922	76,802
2005	56,414	26,764	83,178
2006	-	26,764	26,764
2007	-	26,764	26,764
2008	-	26,764	26,764
2009 to 2010	-	46,315	46,315
Total	103,294	183,293	286,587

(*) Recoverable taxes - as mentioned in note 10, recoverable taxes are being amortized under the straight-line method over ten years, based on expected future income approved in 2000 by the Extraordinary Stockholders' Meeting of March 30, 2000. Therefore, this estimate does not consider the effects of ANEEL Administrative Rule, which establishes a new amortization curve and corresponding use of the tax credits starting with 2004. This curve will be submitted for the approval of an Extraordinary Stockholders' Meeting to be called.

The assumptions used to prepare the estimates of future operating and financial results, and the Company's growth potential, were based on management's expectations related to the future of the Company and should not be used as a basis for decisions on investments.

c) Income and social contribution taxes are calculated based on the statutory rates in effect at the balance sheet date. Deferred taxes relating to temporary differences and tax loss carryforwards are recorded as an asset or liability. Following are the tax calculation bases and balances:

	Company			
	2003		2002	
	Income tax R$	Social contribution tax R$	Income tax R$	Social contribution tax R$
Composition of taxes on income:				
Current	(18,933)	(6,317)	-	-
Deferred	(37,901)	(14,199)	956	344
Total taxes	(56,834)	(20,516)	956	344
Computation of taxes:				
Income (loss) before taxes	272,721	272,721	(3,822)	(3,822)
Additions (deductions):				
Interest on capital - TJLP	(45,500)	(45,500)	-	-
Equity in subsidiary	510	510	174	174
Other	(395)	225	(174)	(174)
Subtotal	(45,385)	(44,765)	-	-
Basis of computation	227,336	227,956	(3,822)	(3,822)
Statutory rate	25%	9%	25%	9%
Tax expenses/credits at statutory rate	(56,834)	(20,516)	956	344

	Consolidated			
	2003		2002	
	Income tax R$	Social contribution tax R$	Income tax R$	Social contribution tax R$
Composition of taxes on income:				
Current	(18,933)	(6,317)	-	-
Deferred	(37,901)	(14,199)	945	335
Total taxes	(56,834)	(20,516)	945	335
Computation of taxes:				
Income (loss) before taxes	272,721	272,721	(3,802)	(3,802)
Additions (deductions):				
Interest on capital - TJLP	(45,500)	(45,500)	-	-
Other	115	735	22	81
Subtotal	(45,385)	(44,765)	22	81
Basis of computation	227,336	227,956	(3,780)	(3,721)
Statutory rate	25%	9%	25%	9%
Tax expenses/credits at statutory rate	(56,834)	(20,516)	945	335

d) Components of deferred income and social contribution tax expenses for the year ended December 31, 2003 are the following:

	Company and consolidated		
	Income tax R$	Social contribution tax R$	Total R$
Effect of changes in the balances of deferred tax accounts:			
Income tax loss carryforwards	(12,107)	-	(12,107)
Social contribution tax loss carryforwards	-	(4,914)	(4,914)
Temporary differences on provisions	(6,499)	(2,339)	(8,838)
Subtotal	(18,606)	(7,253)	(25,859)
Tax benefit - amortization of goodwill (see note 10)	(19,295)	(6,946)	(26,241)
Total	(37,901)	(14,199)	(52,100)

10. RECOVERABLE TAXES - CURRENT AND NONCURRENT ASSETS

Relate to tax credits resulting from the incorporation of the controlling company's goodwill by the Company (downstream merger). Changes in the balances are as follows:

	Company and consolidated			
	2003			2002
	Goodwill R$	Reserve R$	Net R$	Net R$
Balances originating from the merger	808,303	(541,563)	266,740	266,740
Accumulated amortization (*)	(248,497)	165,050	(83,447)	(57,206)
Balances at end of year	559,806	(376,513)	183,293	209,534
Current			29,922	25,468
Noncurrent			153,371	184,066

The goodwill incorporated by Tietê, as a result of the merger of its controlling company, AES Gás Ltda., was based on expected future earnings and is being amortized over a period of ten years, in accordance with the future earnings projection provided by an independent consulting firm at the time of the acquisition of the shares by the Company.

(*) Starting January 2004, the goodwill amortization period and the respective use of the tax credit will be recorded based on the new curve established by ANEEL (change of estimate), after approval by an Extraordinary Stockholders' Meeting to be called.

In accordance with CVM Instruction No. 349, for financial statement purposes, the net amount of the tax benefit is included under the caption "Recoverable taxes" in current and noncurrent assets, according to the expected realization period. As the amortization of the goodwill, reversal of the reserve and the respective tax benefit did not impact results for the year, such amounts were reclassified in the statement of operations for reporting purposes.

As permitted by CVM Instruction No. 319, a special reserve for goodwill in the Company's stockholders' equity will be used to increase the capital stock of the controlling stockholder, AES Tietê Empreendimentos Ltda., as the tax benefit is realized. The accumulated tax benefit generated and recorded was R$ 83,447 as of December 31, 2003 (R$ 57,206 as of December 31, 2002), of which R$ 66,880 (R$ 37,131 as of December 31, 2002) has been effectively realized and can be used for a capital increase.

On December 16, 2003, ANEEL issued Administrative Rule No. 2,103/2003, establishing the goodwill amortization curve up to the end of the concession period scheduled for 2029, with amortization rates ranging from 1.4096% to 6.7052% per year. The Extraordinary Stockholders' Meeting on December 16, 2003 determined that the Company's management will analyze the effects of the amortization curve approved by ANEEL and submit the matter to an Extraordinary Stockholders' Meeting to be called. On January 16, 2004, ANEEL issued Administrative Rule No. 87/2004, complementing Administrative Rule No. 2,103 and establishing that the effects of the new curve are applicable starting with 2004. Therefore, no retroactive adjustments are required.

On January 13, 2004, the CVM issued Administrative Rule 012/2004, informing that: (i) the change in the classification for fixed assets can be accepted, as it does not change the essence of the operation and aligns the procedure with the requirements of the regulatory agencies, (ii) the change in the amortization period does not change the essence of the operation, maintaining the controlling stockholder's right unchanged, as provided for in article 7 of CVM Instruction No. 319/99, and (iii) adjustments retroactive to prior years in which the Company believes that its criterion is correct should not be applied.

11. INVESTMENTS

	Company		Consolidated	
	2003 R$	2002 R$	2003 R$	2002 R$
Investment in subsidiary	6,679	6,316	-	-
Advance for future capital increase	-	600	-	-
Real estate held for future use	1,520	1,798	1,520	1,798
Total	8,199	8,714	1,520	1,798

AES Minas PCH Ltda. is an operating company with a concession giving it the right to construct small hydroelectric plants. In March 2002, the Company purchased the total capital shares of AES Minas PCH Ltda. for R$ 6,490 and in October 2003, the Company increased the subsidiary's capital by R$ 873, with the subscription to 873,000 new sharequotas.

Information on the investment in subsidiary accounted for under the equity method:

	2003	2002
Number of sharequotas held	7,363,000	6,490,000
Ownership interest	99.99%	99.99%
Capital stock - R$	7,363	6,490
Stockholders' equity - R$	6,679	6,316
Loss for the year - R$	(510)	(174)

12. PROPERTY, PLANT AND EQUIPMENT

a) Property, plant and equipment is comprised as follows:

	Company and consolidated 2003				Company and consolidated 2002
	Monetarily adjusted cost R$	Interest on construction in progress R$	Accumulated depreciation R$	Net R$	Net R$
Annual average depreciation rate				5,5%	5,2%
Intangible assets	2,799	1	-	2,800	1,949
Land	87,300	63,728	-	151,028	151,064
Reservoirs, dams and aqueducts	974,404	729,101	(917,466)	786,039	828,299
Buildings, construction and improvements	202,816	159,432	(233,505)	128,743	144,435
Machinery and equipment	331,751	267,324	(361,146)	237,929	243,273
Vehicles	2,733	-	(1,700)	1,033	452
Furniture and fixtures	8,812	-	(3,079)	5,733	3,122
In operation	1,610,615	1,219,586	(1,516,896)	1,313,305	1,372,594
In progress	14,828	-	-	14,828	33,790
Special obligations	(4,781)	-	-	(4,781)	(4,781)
Total - Company	1,620,662	1,219,586	(1,516,896)	1,323,352	1,401,603
AES Minas PCH Ltda.	4,757	-	(78)	4,679	3
Total - consolidated	1,625,419	1,219,586	(1,516,974)	1,328,031	1,401,606

b) Depreciation

The Company uses depreciation rates by asset category, established by ANEEL Resolutions No. 002/97 and No. 44/99 of December 24, 1997 and March 18, 1999, respectively.

Under the prevailing legislation, depreciation is computed and recorded beginning on the date the assets and installations are placed in operation and transferred to property, plant and equipment in service.

c) Assets related to the concession

Assets and installations used in the generation, transmission and distribution of electric energy are linked to these services and cannot be retired, sold, or pledged as mortgage guarantees without the prior and express authorization of the competent authorities.

d) Return of assets to government

According to item 2, clause 11 of Concession Agreement No. 92/99 between Tietê and ANEEL on December 20, 1999, when the concession agreement expires, the assets associated with the independent power producer (IPP) will revert to the government which will reimburse Tietê for investments made but not yet amortized, provided that such investments have been authorized and audited by ANEEL.

e) New concessions

In accordance with ANEEL Resolution No. 665 dated December 26, 2001, the Company has been granted a concession to operate the PCH Carrapatos hydroelectric power plant located in the municipality of Caconde, São Paulo. According to the timetable included in this Resolution, the beginning of construction work and commercial start-up of the first unit were expected to occur on January 15, 2002 and October 31, 2003, respectively. Installed capacity of this small power plant will be 21.6 MW. The Company has not yet obtained the environmental permits to start the construction work.

f) Special obligations (arising from Cesp spin-off)

Refer to contributions from consumers to finance projects required to meet energy demand. These obligations will be settled as determined by the concession authority.

g) Disposal of assets arising from Cesp spin-off

In 2003, assets that had already been transferred to public agencies before the Company's privatization were identified. Therefore, management wrote off these assets, in the amount of R$ 23,462, classified as nonoperating expense.

13. ACCOUNTS PAYABLE

Accounts payable related to the supply and transmission of electric energy and outsourced services and materials are as follows:

	Company and consolidated	
	2003	2002
	R$	R$
Current:		
Itaipu - electricity purchased for resale	-	4,046
Spot market and free energy (*)	37,145	256,342
Transmission charges	2,796	2,126
Use of transmission system agreement - CUST	1,544	-
Materials and services	4,345	6,112
Total - Company	45,830	268,626
AES Minas PCH Ltda.	7	3
Total - consolidated	45,837	268,629
Long-term:		
Spot market and free energy (*)	89,319	-

(*) See note 27.c.

14. LOANS AND FINANCING

Loans and financing are composed as follows:

	Company and consolidated 2003			
	Accrued interest	Principal		
	Current	Current	Long term	Total
	R$	R$	R$	R$
Centrais Elétricas Brasileiras	6,080	99,774	1,382,908	1,488,762

	Company and consolidated 2002			
	Accrued interest	Principal		
	Current	Current	Long term	Total
	R$	R$	R$	R$
Centrais Elétricas Brasileiras	4,905	76,912	1,364,249	1,446,066
Total - Company	4,905	76,912	1,364,249	1,446,066
AES Minas PCH Ltda.	-	-	31	31
Total - consolidated	4,905	76,912	1,364,280	1,446,097

The contract between Tietê and Eletrobrás stipulates that the Company's revenue shall secure past-due amounts, through a restricted bank account, subject to withdrawal by legal representatives of the creditor. Financial charges are based on the IGP-M plus 10% per year. Portions of the principal and charges are paid monthly. As of December 31, 2003, maturities of the long-term portion of loans and financing are as follows:

	Company and consolidated 2003 R$
2005	110,361
2006	121,917
2007	134,683
2008	148,786
2009	164,374
2010 - 2013	702,787
Total	1,382,908

15. ACCRUED LIABILITIES

	Company and consolidated	
	2003 R$	2002 R$
Current:		
Interest on reversion	23	23
Accrual for vacations and related charges	2,260	2,079
Accrual for profit sharing	1,793	197
Other accruals	676	575
Total - Company	4,752	2,874
AES Minas PCH Ltda.	41	42
Total - consolidated	4,793	2,916
Long term:		
RTE - monetary variation	1,594	-

16. PROVISION FOR CONTINGENCIES AND LITIGATION

	Company and consolidated	
	2003	2002
	R$	R$
Current:		
Provision for loss - electricity purchased from Itaipu (note 18) (c)	19,278	15,590
Long term:		
Labor (a)	7,725	5,756
PIS/Cofins (b)	3,142	21,998
Provision for loss - electricity purchased from Itaipu (note 18) (c)	1,962	5,504
Other	-	18
Total	12,829	33,276

(a) There are labor claims against the Company, the amounts of which have not yet been determined. Based on legal counsel's opinion, management considers the accrued amounts to be sufficient to cover potential losses.

(b) The Company was challenging in court the constitutionality of the increase in the Cofins rate from 2% to 3% introduced by Law No. 9,718 of November 27, 1998. In September 2003, the Company filed a request for withdrawing the claim, in light of unfavorable rulings in lawsuits of the same nature, offsetting the contingency in the amount of R$ 19,520 with the respective escrow deposits.

The Company is still challenging the inclusion of other operating income in the tax calculation base for both Cofins and PIS (taxes on revenue). Until a final ruling on the matter, the payments being disputed are being deposited in an escrow account on a monthly basis. With the enactment of Law No. 10,637 of December 30, 2002, the Company is making normal payments of the amounts related to the inclusion of other operating income in the computation basis of PIS and the increase in the Cofins rate.

(c) On January 23, 2003, a court injunction was obtained giving the Company the right not to purchase this electric energy from Itaipu. This court injunction was suspended on September 26, 2003 and re-established on September 30, 2003. Taking into consideration that this process is still pending, management decided to maintain the provision for losses, until the final outcome of this process.

ANEEL issued an Assessment Notice No. 006/2002 dated December 22, 2002, in the amount of R$ 7,391, challenging the Company's capital reduction in the amount of R$ 160,000 on June 14, 2002. Management presented an administrative defense to ANEEL and considers, based on the opinion of its legal counsel, that the outcome of this administrative proceeding will be favorable to the Company. Consequently, management decided to not recognize an accrual related to this process.

17. CAPITAL STOCK AND RESERVES

a) Capital stock

Authorized capital is R$ 4,600,000, consisting of R$ 2,383,260 in common stock and R$ 2,216,740 in preferred stock. Paid-up capital at December 31, 2003 is R$ 147,416, represented by 93,698,262,017 shares, divided into 48,541,651,612 common shares and 45,156,610,405 preferred shares, all registered, without par value.

Preferred shares do not have voting rights and are not redeemable. However, holders of the preferred stock have priority in the redemption of capital and are entitled to noncumulative dividends 10% greater than those for common shares, and to participate in capital increases, as a result of the capitalization of reserves and profits, under the same conditions as the holders of common shares, except for the special reserve for goodwill which will be capitalized in favor of the controlling stockholder.

At the Extraordinary Stockholders' Meeting on April 15, 2002, the stockholders approved a resolution to increase the Company's capital by R$ 207,415 from reserves (investment subsidies and donations), and subsequently to reduce the Company's capital by R$ 160,000, as per articles 173 and 200 of Law No. 6,404/76 (Brazilian corporate law), respectively, with reimbursement of said amount to the Company's stockholders, equivalent to R$ 1.707609 per thousand shares.

	Company	
Breakdown of the reserves:	2003 R$	2002 R$
Capital reserves:		
Special reserve for goodwill	266,740	266,740
Interest on construction in progress - own capital	17,613	17,613
Other	2,204	2,204
Total	286,557	286,557
Income reserve:		
Legal reserve	9,769	-

Calculation of dividends in 2003:	R$
Net income for the year	195,371
Legal reserve	(9,769)
Subtotal	185,602
Dividends paid on 8/12/03 (a)	13,166
Dividends paid on 10/24/03 (b)	39,501
Interest on capital paid on 11/28/03 (c)	45,500
Dividends proposed by management (d)	87,435
	185,602

(a) On August 12, 2003, the Board of Directors approved the distribution of interim dividends in the amount of R$ 13,166, representing an amount to be paid to common stockholders of R$ 0.134064 per thousand shares and to preferred stockholders of R$ 0.147471 per thousand shares.

(b) On October 24, 2003, the Board of Directors approved the payment, on November 14, 2003, of the remaining dividends from the June 30, 2003 profits, in the amount of R$ 39,501, of which R$ 0.402192 per thousand to common shares and R$ 0.442411 per thousand to preferred shares.

(c) On November 28, 2003, the Board of Directors approved the payment, on December 15, 2003, of interest on capital in the amount of R$ 45,500, of which R$ 0.463274 per thousand to common shares and R$ 0.509602 per thousand to preferred shares.

(d) Management will propose to the Board of Directors the payment of the remaining dividends from the December 31, 2003 profits, in the amount of R$ 87,435, of which R$ 0.890251 per thousand to common shares and R$ 0.979276 per thousand to preferred shares.

18. SUPPLY, PURCHASE AND TRANSMISSION OF ELECTRIC ENERGY

	Company and consolidated			
	2003		2002	
	MWh (*)	R$	MWh (*)	R$
Electricity generated by Company/other:				
Initial contracts	8,297,580	536,211	11,364,840	613,818
Bilateral contract	2,759,400	263,717	-	-
Reduction factor adjustment - Overall Agreement for the Electric Energy Sector (see note 23)	-	-	-	(15,901)
Free energy adjustment (see note 23)	-	-	-	(18,590)
Free energy and spot market	-	13,745	-	15,090
Other	-	-	-	18
Total - Company	11,056,980	813,673	11,364,840	594,435
AES Minas PCH Ltda.	-	177	-	813
Total - consolidated	11,056,980	813,850	11,364,840	595,248
Electricity purchased from:				
Itaipu - supply to distributors	15,357	1,705	247,092	21,207
Free energy and spot market	-	22,265	-	84,646
Free energy adjustment (see note 23)	-	-	-	(80,657)
Use of transmission system agreement -				
CUST	-	12,005	-	-
CTEEP	-	22,149	-	18,306
Total - Company	15,357	58,124	247,092	43,502
AES Minas PCH Ltda. - elimination	-	(173)	-	-
Total - consolidated	15,357	57,951	247,092	43,502

(*) Unaudited

Up to January 23, 2003, the Company acquired an average of 36 MW per month from Itaipu, in order to supply certain distribution companies. This transaction was not considered as a "pass-through" purchase; consequently, the Company was obliged to purchase the electric energy from Itaipu with a tariff denominated in U.S. dollars and to sell to the distribution companies with a tariff denominated in Brazilian reais. This transaction generated an average monthly loss of approximately R$ 1,000 (see note 16.c.).

19. OPERATING EXPENSES

	Company and consolidated	
	2003	2002
	R$	R$
Personnel:		
Wages and salaries	12,800	11,316
Social charges	4,660	4,596
Provisions related to payroll	2,407	1,670
Pension plan	358	(3,923)
Profit sharing	2,541	224
Labor indemnity	330	1,773
Other	1,907	1,864
Total - Company	25,003	17,520
AES Minas PCH Ltda.	418	288
Total - consolidated	25,421	17,808

	Company and consolidated	
	2003	2002
	R$	R$
Outsourced services:		
Maintenance	2,944	4,656
Consulting	6,120	6,249
Information technology	1,363	2,418
Travel expenses	1,017	1,022
Telecommunications	1,195	700
Other	4,654	5,298
Total - Company	17,293	20,343
AES Minas PCH Ltda.	268	61
Total - consolidated	17,561	20,404

	Company and consolidated	
	2003	2002
	R$	R$
Other expenses:		
Leases	1,134	368
Fees for Use of Public Assets (UBP)	17,149	13,687
Contribution to the Waterway Authority	1,854	1,589
Research and development	1,456	678
Other	602	643
Total - Company	22,195	16,965
AES Minas PCH Ltda.	51	167
Total - consolidated	22,246	17,132

20. PROFIT SHARING

Under the collective bargaining agreement signed between the Company and the labor union, each employee shall receive a share of the profits of the Company, provided that the technical, financial and safety targets agreed upon by the parties are met.

In October 2003, the Company advanced its employees R$ 305 for profit sharing. The remaining amount is expected to be paid in April 2004 and will be calculated using the criteria set by the above agreement. The Company recorded a provision for profit sharing in the amount of R$ 293.

21. SUPPLEMENTARY RETIREMENT AND PENSION PLAN

Retirement and pension benefits

The Company sponsors a retirement and pension plan for its active and former employees, and their beneficiaries, for the purpose of supplementing the retirement and pension benefits provided by the government. The plan is a mixed system, i.e. 70% of the actual contribution salary base is defined benefit, and 30% is defined contribution.

Based on the actuarial valuation made by independent actuaries as of December 31, 2003 under the criteria set forth in CVM Resolution No. 371, there are no additional liabilities to be recorded in the financial statements of Tietê other than those already recorded under debt acknowledgements or loans related to reserve retention, the contracts of which were signed before the privatization of the Company; the related amounts are detailed under "Financial transactions with Fundação Cesp" below.

Actuarial valuation prepared by independent actuaries

a) Actuarial assumptions:

	Annual rate	
	Actual	Nominal
Actuarial assumptions:		
Discount rate	6%	10.24%
Expected rate of return on plan assets (investments)	8,5%	12.24%
Projected future salary increases	3%	7.12%
Rates of increase in benefits	0%	0%
Expected rate of inflation	4%	-

Demographic assumptions:	
Mortality table	UP 84 forward 1 year
Disability table	Mercer Table
Disability mortality rate	IAPB 57
Turnover	0.30/(Service +1)

b) Actuarial valuation:

	Company and consolidated 2003 R$	Company and consolidated 2002 R$
Actuarial present value of benefit obligations	122,494	86,481
Plan assets at fair value	(87,602)	(68,891)
Unfunded obligation	34,892	17,590
Actuarial loss not recognized	(11,614)	(10,687)
Total liability to be recognized	23,278	6,903
Liability recognized (A)	31,080	32,360
Asset (surplus) not recognized (*)	7,802	25,457

(*) These amounts are not recognized as assets by the Company due to a debt acknowledgment contract signed before the privatization of the former Cesp.

c) Accounting reconciliation of recognized liability (current and long term):

	Company and consolidated 2003 R$	Company and consolidated 2002 R$
Beginning balances	32,360	33,373
Expenses for the year	1,207	340
Other	3,775	5,110
Contributions paid/debt amortizations	(6,262)	(6,463)
Ending balances (A)	31,080	32,360

d) Financial transactions with Fundação Cesp

Financial transactions with Fundação Cesp (entity that administers the pension plan), recorded in current and long-term liabilities, are summarized as follows:

	Company and consolidated					
	2003			2002		
	Current R$	Long term R$	Total R$	Current R$	Long term R$	Total R$
Fundação Cesp II (1)	3,856	4,206	8,062	3,588	6,876	10,464
Fundação Cesp III (2)	1,374	21,644	23,018	1,344	20,552	21,896
Total	5,230	25,850	31,080	4,932	27,428	32,360

(1) Loans related to reserve retentions, with final payment due on November 30, 2005, subject to charges based on the higher of the actuarial cost increase of the supplementary retirement and pension plan sponsored by the Company, or the interest reference index (TR) plus interest of 8% per year, added monthly to the principal amount.

(2) Contract for acknowledgement of debt to finance the actuarial deficit relating to the settled proportional supplementary benefit (BSPS), with final payment due on November 30, 2017. The balance of this contract is adjusted based on the higher of the actuarial cost increase or the general price index (IGP-DI) plus interest of 6% per year.

e) Expenses to be recognized

The amounts estimated for 2004 are as follows:

	Company and consolidated 2004 R$
Cost of current service	1,457
Interest on actuarial obligations	12,243
Expected return on plan assets	(11,270)
Amortization of actuarial (gains) losses	-
Administrative expenses	119
Employee contributions	-
Total expense	2,549

22. FINANCIAL INSTRUMENTS

The Company's operations consist of the generation, purchase and sale of electric energy to electric energy distribution companies. Most sales are made under "initial contracts" signed prior to the privatization of the Company, fixing the quantity and price of electric energy. The sales price is adjusted annually based on the IGP-M. Potential differences between the quantity of energy generated and the sum of quantities sold under contracts (excess or shortage) are adjusted based on the market rules and settled in the MAE. The principal risk factors affecting the Company's business are summarized as follows:

a) Credit risk: sales of electricity under initial contracts are secured by receivables from distribution companies, with the Company having the right to request that the bank accounts of its customers (distributors) be blocked until receivables are fully collected.

b) Price risk: the price of electricity sold to distribution companies is presently in line with the prices established in the initial contracts (2003 - R$ 64.62/MWh and 2002 - R$ 54.01/MWh), signed before the Company's privatization, and in the bilateral contracts (2003 - R$ 95.57/MWh), where prices approximate the price established by regulatory authorities and are approved by ANEEL. Potential excess or shortage of energy in relation to the quantities set forth in the initial contracts will have a price determined in the MAE. Such excess or shortage under normal conditions is about 3% of total energy sold.

c) Interest and index risk: the financial charges on the Company's principal loan correspond to interest of 10% per year plus the IGP-M. Consequently, the Company's operations are affected by this price index. The impact of the IGP-M on loans is minimized, partially, by the initial contract annual tariff increase, which is also determined based on the IGP-M.

d) Exchange rate risk: temporary cash investments are affected by the U.S. dollar exchange rate risk.

Financial instruments in the balance sheet

- Short-term investments consist of highly-liquid investment funds and are adjusted to the value of the investment fund quotas as of December 31, 2003.

- Loans and financing are represented by the loan obtained from Centrais Elétricas Brasileiras - Eletrobrás, subject to the IGP-M plus interest of 10% per year, due on May 15, 2013. Market value approximates the book value.

- Obligations to Fundação Cesp relate to a loan contract for reserve retentions, with final maturity on November 30, 2005, adjusted by the higher of the TR index plus 8% per year or actuarial cost increases, and to a debt acknowledgement agreement to finance the actuarial deficit, with final payment due on November 30, 2017, subject to the higher of the IGP-DI index plus interest of 6% per year or actuarial cost increases. The balance of this debt is R$ 31,080 as of December 31, 2003 and its respective market value is estimated at R$ 20,760.

23. OVERALL AGREEMENT FOR THE ELECTRIC ENERGY SECTOR

On August 24, 2001, an Emergency Energy Rationing Plan was created, to reduce energy consumption and avoid unplanned interruption in power supply. The energy rationing was effective from June 4, 2001 through March 1, 2002, when the government considered the reservoir levels back to normal.

As a result of the mandatory energy rationing implemented by the Brazilian government, the electric power companies experienced a reduction in their revenues, either due to the reduction in revenues of companies distributing to consumers served by the national interlinked electric energy system, the increase in expenses of the generating companies caused by purchases of energy in the spot market, or the repurchase of excess quantities under initial contracts or equivalent instruments.

In December 2001, the Brazilian government and the electric utilities signed an Overall Agreement for the sector to restore the financial-economic equilibrium under the existing contracts and recover revenues relating to the period the Energy Rationing Program was in effect.

The following are the principal resolutions approved by Law No. 10,438, dated April 26, 2002, that are directly related to the generating companies:

a) The distribution companies to which the extraordinary rate adjustment applies shall pay the generating companies, for the period of the Rationing Program, the amounts under the initial contracts and equivalent instruments, with a reduction in proportion to that applicable to the distribution companies. Such reduction was 2.3%. On August 13, 2002, ANEEL informed the Company that the reduction factor was changed from 2.3% to 6.3%.

b) A portion of the cost to purchase electric energy in the MAE related to the repurchase of excess power under initial contracts and equivalent instruments, until the end of the energy rationing period, will be passed on to the consumers served by the National Interlinked Electric Energy System and collected by generating companies through an Extraordinary Tariff Increase (RTE). From March to December 2002, the generating companies purchased the excess power from distributors under initial contracts at R$ 79.26/MWh.

c) The portion of the cost to purchase electric energy in the MAE, until the end of energy rationing, in excess of R$ 49.26/MWh will be passed on to the consumers served by the National Interlinked Electric Energy System and collected by generating companies through a RTE.

During the course of 2002 and the first half of 2003, the Company adjusted the amounts related to sales and purchases of energy, made within the Spot Market (MAE) for the period from September 1, 2000 to December 31, 2002, totaling sales in an amount of R$ 49,573 and purchases in an amount of R$ 281,549. Through December 31, 2003, the Company paid a net amount of R$ 111,546.

The BNDES approved a credit line equivalent to 90% of the cost of additional free energy purchased in the MAE during the period when the Emergency Energy Rationing Plan was in effect, in accordance with the Overall Agreement for the Electric Energy Sector. The credit line in the amount of R$ 120,430 (classified as accounts payable in current and long-term liabilities - see note 13) has not yet been released by BNDES.

The amounts related to sale and purchase transactions in the spot market and energy from independent suppliers were recorded based on data prepared and provided by the MAE, and may be subject to change depending on the outcome of judicial proceedings initiated by electric power companies, most of which challenging the interpretation of spot market rules in effect during the rationing period.

The financial statements as of December 31 include the following balances related to transactions in the spot market for the period from September 2000 through December 2003:

	Company and consolidated	
	2003	2002
	R$	R$
Accounts payable:		
Spot market and free energy - current	(37,145)	(256,342)
Spot market and free energy - long term	(89,319)	-
Total (see note 13)	(126,464)	(256,342)
Receivables from distributors:		
Spot market	-	15,901
Free energy - current	47,608	23,457
Free energy - noncurrent	86,617	130,082
Total (see note 7)	134,225	169,440
Net	7,761	(86,902)

24. INSURANCE (UNAUDITED)

As of December 31, 2003, insurance coverage, considered sufficient by management to cover possible losses and civil liability, is summarized as follows:

Risk	Policy period		Amount at risk	Premium
	From	To		
Operating risks	7/15/03	4/4/04	4,044,880	3,777
Civil liability	4/1/03	4/1/04	-	577

25. SUPPLEMENTARY INFORMATION

a) Statements of cash flows for the years ended December 31, 2003 and 2002:

	2003 R$	2002 R$
Cash flows from operating activities		
Net income (loss) for the year	195,371	(2,522)
Items not affecting cash:		
Depreciation	64,117	63,154
Monetary variations	108,104	285,858
Provision for contingencies and litigation	2,761	1,688
Sale of assets and rights	23,583	195
Equity in subsidiary	510	174
Deferred income and other taxes	52,100	(1,300)
Changes in current and noncurrent assets:		
Receivables from distributors	64,403	(14,316)
Receivable from related parties	(37,702)	(8,415)
Income and other taxes	9,773	(3,124)
Inventories	181	(79)
Escrow deposits and other receivables and credits	(1,428)	(8,438)
Prepaid expenses	(1,412)	(97)
Changes in current and long-term liabilities:		
Accounts payable	(133,477)	22,277
Accrued payroll	(187)	(122)
Income and other taxes	544	(2,411)
Accrued liabilities	3,472	(7,339)
Regulatory charges payable	1,599	931
Total cash provided by operating activities	352,312	326,114
Cash flows from investing activities:		
Additions to property, plant and equipment	(8,923)	(24,888)
Increase in investments	(273)	(7,090)
Increase in deferred charges	(3,441)	(4,282)
Total cash used in investing activities	(12,637)	(36,260)
Cash flows from financing activities:		
Dividends, capital reduction and interest on capital	(98,097)	(264,539)
Loan to related party	34,300	(67,628)
Repayment of loans	(82,254)	(59,241)
Total cash used in financing activities	(146,051)	(391,408)
Change in cash and cash equivalents	193,624	(101,554)
Cash and cash equivalents at beginning of year	72,559	174,113
Cash and cash equivalents end of year	266,183	72,559
Supplementary information:		
Interest paid for the year	135,985	116,521
Taxes paid for the year	25,250	-

b) Statements of value added for the years ended December 31, 2003 and 2002.

	2003 R$	2002 R$
Revenues (+):		
Supply and transmission of electric energy	815,309	595,272
Nonoperating income (expense)	(23,689)	569
	791,620	595,841
Energy, material and other items purchased from third parties (-):		
Electricity purchased for resale	58,124	43,502
Material and services	19,417	22,800
Compensation for use of water resources	32,438	24,183
Other operating expenses/provisions	32,172	22,644
	142,151	113,129
Gross value added (=)	649,469	482,712
Depreciation (-)	64,117	63,154
Net value added (=)	585,352	419,558
Financial income	13,479	45,702
Value added to be distributed (=)	598,831	465,260
Distribution of value added		
Personnel:		
Compensation	12,800	11,316
Social charges (except INSS)	1,669	2,336
Pension plan	358	(3,923)
Subsidized transportation and meals	1,015	1,069
Labor indemnity	330	1,773
Provisions and other	2,419	1,298
Health care	880	1,166
Profit sharing	2,541	224
	22,012	15,259
Government:		
PIS/Cofins (taxes on revenue)	33,914	25,967
INSS (social security contribution)	2,991	2,261
Income and social contribution taxes	77,350	(1,300)
	114,255	26,928
Lenders:		
Financial expenses	142,188	131,150
Monetary variations - net	125,005	294,445
	267,193	425,595
Stockholders:		
Interest on capital - TJLP	45,500	(2,522)
Dividends paid	52,667	-
Proposed dividends	87,435	-
Legal reserve	9,769	-
	195,371	(2,522)
Value added distributed	598,831	465,260

26. NEW MODEL FOR THE ELECTRIC ENERGY SECTOR

At the end of 2003, the Ministry of Mines and Energy (MME) presented the bases for a broad institutional reform in the Brazilian electric energy sector. The principal changes in the institutional sphere were defined through the issuance of Executive Orders No. 144 and No. 145, with the following features:

- The transfer of several attributes, currently delegated to ANEEL, to MME.
- The creation of three new bodies that will essentially centralize in the government's hands the planning and monitoring of generation and transmission expansion, as well as market management:
  - Energy Research Company (EPE).
  - Electric Energy Sector Monitoring Committee (CMSE).
  - Electric Energy Trade Chamber (CCEE).
- The definition of new rules for the trading of electric energy between the market's participants, with the following highlights:
  - The expansion of the offer of electric energy through competition (bidding on new generation projects).
  - The coexistence of two contracting environments: free (ACL) and regulated (ACR).
  - Distribution activity only oriented toward network service and sale of energy to captive consumers (with mandatory service of 100% of their electric energy requirements).
  - Prohibition of self-dealing (contracts with related parties).
  - New rules for migration and withdrawal of free energy consumers.

However, significant matters still depend on administrative regulation (decrees, administrative rules or resolutions).

Management believes that this new model will not cause significant impacts on its operations in the short and medium terms, in view of the commitment already assumed by the current Government of ensuring the fulfillment of the initial and bilateral contracts previously signed.

27. SUBSEQUENT EVENTS

a) On January 13, 2004, the CVM issued Administrative Rule No. 012/2004, informing that: (i) the change in the classification for fixed assets can be accepted, as it does not change the essence of the operation and aligns the procedure with the requirements of the regulatory agencies, (ii) the change of the amortization period does not change the essence of the operation, maintaining the controlling stockholder's right unchanged, as provided for in article 7 of CVM Instruction No. 319/99, and (iii) adjustments retroactive to prior years in which the Company believes that its criterion is correct (change of estimate) should not be applied.

b) On January 16, 2004, ANEEL issued Administrative Rule No. 87/2004, complementing Administrative Rule No. 2,103/2003 and establishing that the effects of the new goodwill amortization curve are applicable starting 2004; therefore, no retroactive adjustments are required.

c) On January 20, 2004, the Company published a significant event notice on the agreements made with its creditors related to spot market energy transactions in the period from September 1, 2000 to December 31, 2002, for payment of the remaining liabilities in the amount of R$ 120,430. These agreements were mediated by ANEEL and MAE. The agreements were signed from December 19, 2003 through January 20, 2004, by means of Private Instruments of Acknowledgment and Installment Payment of Debt and Agreements for Guarantees between the Company and its respective creditors, representing 96.5% of the total debt of the spot market energy transactions.

   Under these agreements, the Company will make the payment in 49 monthly installments or will offset the debt with the amounts receivable related to reimbursement of free energy, for the creditors whose receivables are higher than R$ 500, paying at sight the other creditors whose receivables are under R$ 500. On January 21, 2004, the Company settled the amounts established in the aforementioned agreements.

N0018*.*